SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K



(Mark
One)
[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934


            For the fiscal year ended February 28, 1999

                                   OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934


           For the transition period from ________ to ________

                          Commission File Number
                                 1-6699




              Stock Purchase Plan of Robin Hood Multifoods Inc.
                              60 Columbia Way
                         Markham, Ontario L3R 0C9
                     (Full title and address of plan)



                  International Multifoods Corporation
                         200 East Lake Street
                       Wayzata, Minnesota 55391
   (Name of issuer and address of principal executive offices of issuer)

INDEPENDENT AUDITORS' REPORT


The Savings Committee of the Stock Purchase Plan of Robin Hood
Multifoods Inc.:


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the "Plan"), as of February 28, 1999 and February 28, 1998, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 1999, and February 28, 1998, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 1999, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
Minneapolis, Minnesota
May 12, 1999



STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 28, 1999 and February 28, 1998
(Expressed in Canadian Dollars)

                                                 1999             1998
----------------------------------------------------------------------
Assets

Cash                                         $  4,235         $    833
Contributions Receivable:
   Employee                                    69,465           62,770
   Employer                                    34,729           31,386
----------------------------------------------------------------------
                                              104,194           94,156

Investment in shares of common stock of
   International Multifoods Corporation
   at fair value:                             221,295          201,077
      1999 : 6,769 shares, cost = $ 241,813
      1998 : 5,056 shares, cost = $ 188,607
----------------------------------------------------------------------
                                             $329,724         $296,066
======================================================================

Plan Equity                                  $329,724         $296,066
======================================================================

See accompanying notes to financial statements.


STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC

Statements of Income and Changes in Plan Equity

Years ended February 28, 1999,
February 28, 1998 and February 28, 1997
(Expressed in Canadian Dollars)

                                          1999           1998           1997
----------------------------------------------------------------------------
Investment Income:
   Cash Dividends                   $   23,049     $   31,566     $   25,118
   Interest Income                         110            131             82
----------------------------------------------------------------------------
                                        23,159         31,697         25,200
Increase (decrease) in Unrealized
   Gain on Investment                  (32,988)       (25,366)        47,650
Realized Gain (Loss) on Withdrawals
   of Common Stock                    (112,907)       185,594        174,036
----------------------------------------------------------------------------
Net Investment Gain (Loss)            (122,736)       191,925        246,886
----------------------------------------------------------------------------

Contributions and Deposits:
   Deposits by Members                 783,002        712,455        652,218
   Contributions by Participating
     Employer, Net of Forfeitures
     on Termination                    389,642        345,918        324,655
----------------------------------------------------------------------------
   Total Contributions and Deposits  1,172,644      1,058,373        976,873
----------------------------------------------------------------------------
Total Increase in Plan Equity        1,049,908      1,250,298      1,223,759

Withdrawals:
   Cash                                 11,691         12,863          6,233
   Distributions in Stock            1,004,559      1,261,751      1,128,093
----------------------------------------------------------------------------
   Total Withdrawals                 1,016,250      1,274,614      1,134,326
----------------------------------------------------------------------------

Net Increase (Decrease) in Plan
   Equity                               33,658       (24,316)         89,433

Balance of Plan Equity at Beginning
   of Year                             296,066       320,382         230,949
----------------------------------------------------------------------------

Balance of Plan Equity at End
   of Year                          $  329,724     $ 296,066      $  320,382
============================================================================


See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 28, 1999, February 28, 1998 and February 28, 1997


1.     Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States.
Transactions in securities are recorded on the trade date. The investment in common stock of International Multifoods Corporation ("Multifoods") is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").

2.     Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the participations under the Plan at February 28, 1999, 1998, and 1997 were as follows:

                                        1999       1998          1997
---------------------------------------------------------------------
Number of employees                      340        329           275
Number of units                        6,769      5,056         8,207
Net investment value per share:
     At cost                         $35.724    $37.304       $34.427
     At market                        32.692     39.769        39.037
---------------------------------------------------------------------


Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.     Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

                                                            Multifoods
                                                          Common Stock
----------------------------------------------------------------------
1999:
        Aggregate market value/ proceeds                    $1,004,560
        Aggregate FIFO cost                                  1,117,467
----------------------------------------------------------------------
Realized loss                                               $ (112,907)
======================================================================

1998:
        Aggregate market value/ proceeds                    $1,261,751
        Aggregate FIFO cost                                  1,076,157
----------------------------------------------------------------------
Realized gain                                               $  185,594
======================================================================

1997:
        Aggregate market value/ proceeds                    $1,119,696
        Aggregate FIFO cost                                    945,660
----------------------------------------------------------------------
Realized gain                                               $  174,036
======================================================================


4.     Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.     Contributions and Deposits:

Contributions and deposits for the three years ended February 28, 1999, February 28, 1998 and February 28, 1997 are as follows:


Members                             1999          1998           1997
---------------------------------------------------------------------
Robin Hood Multifoods Inc.      $700,587      $643,329       $592,889
Multifoods Inc.                   78,556        69,126         59,329
Gourmet Baker Inc.                 3,859             -              -
---------------------------------------------------------------------
                                $783,002      $712,455       $652,218
=====================================================================


Employer                            1999          1998           1997
---------------------------------------------------------------------
Robin Hood Multifoods Inc.      $348,434      $311,356       $294,990
Multifoods Inc.                   39,278        34,562         29,665
Gourmet Baker Inc.                 1,930             -              -
---------------------------------------------------------------------
                                $389,642      $345,918       $324,655
=====================================================================



                               Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        STOCK PURCHASE PLAN OF
                                        ROBIN HOOD MULTIFOODS INC.




May 28, 1999                             By  /s/ Robert C. Morgan
                                         -------------------------------
                                         Robert C. Morgan
                                         Member of the Savings Committee


                             EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.